Exhibit 97.1
Rocket Companies, Inc.
CLAWBACK POLICY
Effective as of September 27, 2023

The Board of Directors (“Board”) of Rocket Companies, Inc. (the “Company”) has adopted this statutory clawback policy (this “Policy”) in accordance with New York Stock Exchange (“NYSE”) listing requirements.

A.    Application of Policy

This Policy applies in the event of any restatement (“Restatement”) of the Company’s financial results due to its material non-compliance with financial reporting requirements under the securities laws, as determined in accordance with Rule 10D-1 of the Securities Exchange Act of 1934 (“Rule 10D”) and NYSE rules. This Policy shall apply to Incentive-Based Compensation (as defined below) received on or after October 2, 2023 and while the Company has a class of securities listed on a national securities exchange or a national securities association.

B.    Executive Officers Subject to the Policy

The current and former “executive officers” (as defined under Rule 10D) of the Company (the “Executive Officers”) at any time are covered by this Policy. The Company will maintain a list of the Executive Officers. All of the Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.

C.    Compensation Subject to the Policy

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (“Incentive-Based Compensation”). Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return).

This Policy applies to any Incentive-Based Compensation received by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three completed fiscal years (or, in the event of a change in fiscal year-end, any transition period determinations in accordance with Rule 10D) immediately preceding:

    the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

Exhibit 97.1
For purposes of this Policy, Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period.

The Clawback Period with respect to an Executive Officer applies to Incentive-Based Compensation received by the Executive Officer (a) after beginning service as an Executive Officer (including compensation derived from an award authorized before the individual is newly hired such as an inducement grant) and (b) if that person served as an Executive Officer at any time during the Performance Period for such Incentive-Based Compensation.

Incentive-Based Compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted share units), nor does it include compensation which is awarded based solely on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).

D.    Amount Required to be Repaid Pursuant to this Policy

The amount of Incentive-Based Compensation that must be repaid (subject to the few limitations discussed below) is the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (such excess, the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and NYSE rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer or former Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amount will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded. To the extent required by NYSE rules, documentation of the Company’s calculation of the Recoverable Amount shall be provided to the NYSE.

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

The Board or its Compensation Committee (the “Committee”) shall be authorized to determine the appropriate means of recovering any Recoverable Amount on account of the particular facts and circumstances and may use any available method. Without

Exhibit 97.1
limiting the foregoing, if equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows, unless otherwise determined by the Board or the Committee:

    if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;

    if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

    if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board or the Committee will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless a majority of the independent members of the Board determines that it would be impracticable to recover such amount because (1) the direct costs of enforcing recovery would exceed the Recoverable Amount or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

E.    Crediting of Recovery Amounts

To the extent this Policy would provide for recovery of Incentive-Based Compensation also recoverable by the Company pursuant to Section 304 of the Sarbanes-Oxley Act (“Section 304”), which applies to the chief executive and financial officers under certain circumstances, and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Executive Officer has already reimbursed the Company shall be credited to the required recovery under this Policy. Recovery pursuant to this Policy does not preclude recovery under Section 304, to the extent any applicable amounts have not been reimbursed to the Company.

F.    General Provisions

This Policy may be amended by the Board or the Committee from time to time. The Committee shall be responsible for administering this Policy except as otherwise determined by the Board. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy.

Exhibit 97.1
The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its Subsidiaries.

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. Executive Officers (as defined above) may be required to acknowledge that they have read this Policy. Any questions about the interpretation of this Policy should be directed to the General Counsel and Secretary of the Company.